Filed by FairPoint Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: FairPoint Communications, Inc.
Commission File No. 001-32408

This filing relates to the Agreement and Plan of Merger, dated as of January 15, 2007, by and among FairPoint Communications, Inc. (the “Company”), Verizon Communications Inc. (“Verizon”) and Northern New England Spinco Inc. (“Spinco”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of April 20, 2007, Amendment No. 2 to Agreement and Plan of Merger, dated as of June 28, 2007, Amendment No. 3 to Agreement and Plan of Merger, dated as of July 3, 2007 and Amendment No. 4 to Agreement and Plan of Merger, dated as of November 16, 2007 (as amended, the “Merger Agreement”), in each case, by and among the Company, Verizon and Spinco, pursuant to which, subject to certain conditions, the Company and Spinco will merge, with the Company as the surviving entity (the “Merger”).

Important Information About the Merger

The Company has filed, and the Securities and Exchange Commission (“SEC”) has declared effective, a registration statement in connection with the Merger.  The Company urges investors to read these documents and other materials filed and to be filed by the Company relating to the Merger because they contain and will contain important information.  Investors may obtain free copies of the registration statement, as well as other filed documents containing information about the Company and the Merger, at www.sec.gov, the SEC’s website.  Investors may also obtain free copies of these documents and the Company’s other SEC filings at www.fairpoint.com under the Investor Relations section, or by written request to FairPoint Communications, Inc., 521 E. Morehead Street, Suite 250, Charlotte, NC 28202, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This filing and the attached materials may contain forward-looking statements by FairPoint that are not based on historical fact, including, without limitation, statements containing the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions and statements. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements. Such factors include those risks described from time to time in FairPoint’s filings with the Securities and Exchange Commission ("SEC"), including, without limitation, the risks described in

FairPoint’s most recent Annual Report on Form 10-K on file with the SEC.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.  All information is current as of the date this press release is issued, and FairPoint undertakes no duty to update this information.  Source: FairPoint Communications, Inc., www.fairpoint.com.

Attached as Annex 1 hereto is an advertisement which will appear in various publications throughout Maine beginning on December 3, 2007.  Attached as Annex 2 hereto is the transcript of an advertisement that will air on television stations in Maine, New Hampshire and Vermont beginning on December 3, 2007. The materials attached as Annex 1 and Annex 2 may be deemed a prospectus in connection with the issuance of common stock of the Company to stockholders of Spinco in the Merger.

Annex 1

To the Citizens of Maine, New Hampshire and Vermont:

FairPoint has held firm to one simple concept since we announced our intention to acquire Verizon’s wireline operations in Maine, New Hampshire and Vermont some 11 months ago: We Want To Be Your Communications Provider.

We want to expand here and serve you, the citizens of northern New England, because we are in the business of providing phone and internet services to less populated regions of America. This is what we do, and we do it very well.

When FairPoint first viewed the opportunity we were acutely aware that there was work we would want to do. Access to broadband would need to be expanded. The transition from one company to another would have to go as smoothly as humanly possible, and having qualified people in place would be critical to our success.

We knew all of this when we made our deal with Verizon.

Now, we are working to ensure that a growing number of households and businesses will have the ability to connect to the world. We are committed to being a strong business partner and to taking steps to support economic growth and future opportunity. We have begun our hiring process and network planning so that we are ready to provide the very best service when the transaction closes at the end of January. The people of Maine, New Hampshire and Vermont are seeing that we are serious about doing our best to make this region an even better place to live and work.

And yet, today we find ourselves in the midst of a very challenging situation.  Headlines are suggesting that FairPoint’s proposal to acquire Verizon’s telephone lines shouldn’t happen.

Some have said our company is too small to make this deal work. The truth is we are much smaller than Verizon. They are one of America’s largest corporations. Does this make us too small to serve you, the citizens of northern New England? Absolutely not, in fact, we feel our size will allow us to serve you in a local and personal fashion, as we already do in several communities in the region.

Some suggest that we do not have the financial wherewithal to make this deal happen. The truth is FairPoint is a publicly traded company on the New York Stock Exchange. We have commitments from major Wall Street firms, including Morgan Stanley, Lehman Brothers, and Bank of America, to help us finance this transaction. We are and will be financially sound.

Simply put: FairPoint is focused on making sure that the deal will benefit the people of northern New England. When our customers are happy, our business does well.

FairPoint’s business plan and its future will be centered on Maine, New Hampshire and Vermont. We will provide excellent service, expand broadband access, bring approximately 675 new positions to the region, as well as retain the current Verizon employees at their present compensation levels.  We will do so with a New England-based and customer-friendly approach.

As the Public Utility Commissions in all three states deliberate and make their final decisions, they will be thinking about the past, as well as the future. Our focus is on the future. We want to be your communications provider. We want to serve you. We are serious about this commitment.

Sincerely,
Gene Johnson, CEO

Annex 2

TV COMMERCIAL COPY
DATE:  December 3, 2007 FINAL
TIME: :60

CLIENT:	FairPoint Communications
TITLE:	“Promise”
CODE:	FPC-TV-06

Gene Johnson: I’m Gene Johnson, CEO of FairPoint Communications.

I've spent a lot of time in northern New England, listening to your needs.

And I wanted to speak to you directly about our proposal to acquire Verizon’s landlines in the region.

First, FairPoint is in a strong financial position to handle this transaction.

Our debt level will remain within the industry average while our revenue will increase substantially from the acquisition, giving us significant financial flexibility.

I also know how important broadband access is to you.

That's why FairPoint is committed to investing millions to improve and expand high-speed broadband service throughout the region. Imagine the economic development that could help create.

We’re going to offer you faster speeds and use the latest technology.

And keep the same great employees to serve you.

That’s a promise from me – and from all of us at FairPoint.

You deserve that -- and we won’t let you down.

Announcer: FairPoint Communications. Connecting northern New England to a brighter future.